

Mail Stop 3561

November 2, 2016

W. Austin Lewis, IV
President and Chief Executive Officer
PAID, Inc.
200 Friberg Parkway
Suite 4004
Westborough, Massachusetts 01581

> **Re: PAID, Inc.**
> **Amendment No. 2 to Preliminary Consent Solicitation on**
> **Schedule 14A**
> **Filed October 28, 2016**
> **File No. 000-28720**

Dear Mr. Lewis:

We have reviewed your October 28, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2016 letter.

Background of the Offer, page 35

1. Your filing indicates that the consideration offered to security holders of emergeIT consists wholly of securities exempt from registration under the Securities Act of 1933. In this regard, please elaborate on the role of the "payment partner" you reference on page 37 and any subsequent negotiations with potential payment partners.

emergeIT Audited Financial Statements for the nine months ended December 31, 2015 and the year ended March 31, 2016, Appendix P

General

2. It appears from your filing that emergeIT's fiscal year end is March 31, and we note your inclusion of emergeIT's audited financial statements for the year ended March 31, 2015 and the nine months ended December 31, 2015. Please revise your filing to include financial statements for emergeIT's most recent fiscal year. Refer to Item 14(c)(2) of Schedule 14A and Item 17(b)(7) of form S-4.

Report of Independent Registered Public Accounting Firm, page P-1

3. We note your disclosure on page 30 that "emergeIT engaged BDO Canada LLP in 2015 to audit its most recent financial statements for the nine months ended December 31, 2015, and for the year ended March 31, 2016." The included audit report does not identify BDO Canada LLP as the auditing firm, and states that the independent registered public accounting firm audited emergeIT's financial statements as of December 31, 2015 and March 31, 2015. Furthermore, emergeIT's financial statements included in the filing relate to the financial periods for the year ended March 31, 2015, and the nine months ended December 31, 2015, and it is unclear whether these financial statements are audited financial statements. Please amend your filing to revise these inconsistencies, and to include a signed audit report.

You may contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products